Exhibit 99.1

Second Quarter 2020 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2020 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2020 Report to Shareholders, including our unaudited interim financial statements for the period ended April 30, 2020, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Second Quarter 2020 Report on the Investor Relations page of www.scotiabank.com.

Second Quarter Highlights on a Reported basis (versus Q2, 2019)

•	Net income of $1,324 million, compared to $2,259 million

•	Earnings per share (diluted) of $1.00, compared to $1.73

•	Return on equity of 7.9%, compared to 13.8%

Second Quarter Highlights on an Adjusted basis(1) (versus Q2, 2019)

•	Net income of $1,371 million, compared to $2,263 million

•	Earnings per share (diluted) of $1.04, compared to $1.70

•	Return on equity of 8.2%, compared to 13.6%

“While the Bank’s second quarter results were significantly impacted by the COVID-19 pandemic, we have remained fully operational and prioritized the health and safety of our employees. The Bank has a long history of standing by our customers in challenging times, and our dedicated teams have ensured we have provided financial relief to millions of our customers across our footprint. The Bank remains well positioned from a capital and liquidity perspective, and we are appropriately reserved for potential credit losses. Our repositioning efforts and significant investments in technology over the last number of years have allowed us to support our customers during this difficult time. We launched several new digital banking solutions this quarter which enabled the Bank to provide financial relief to approximately 300,000 Canadian households and processed over 2 million customer assistance applications for customers across the International Banking footprint.

We were also proud to support our communities across our footprint having committed over $15 million to support people who are most at risk during the pandemic, including our partner programs and our ongoing support of hospitals and healthcare professionals. They deserve our gratitude for their courage in the face of this unprecedented public health crisis.

On behalf of Scotiabank’s leadership team, I would like to extend my sincere thanks to all of our employees for providing customers with the critical banking services they need. Thank you for your flexibility and adaptability and quickly adjusting to new work environments and work loads, continuing to put our customers first, and for supporting one another and our communities. We are proud to see everyone coming together across teams and businesses to make it work – and I have no doubt this cooperation will continue for as long as this challenging time continues,” said Brian Porter, President and CEO of Scotiabank.

TORONTO, May 26, 2020 – Scotiabank reported second quarter net income of $1,324 million compared to $2,259 million in the same period last year. Diluted earnings per share (EPS) was $1.00, down 42% from $1.73 in the previous year. Return on equity was 7.9% compared to 13.8% in the previous year.

Adjusted net income(1) was $1,371 million and EPS was $1.04, both down 39% from the previous year. Return on equity was 8.2% compared to 13.6% a year ago. The results were significantly impacted by higher loan loss provisions of $1,846 million this quarter and provisions for the metals business and investigations(2).

Canadian Banking reported adjusted earnings of $481 million. The Canadian Banking segment provided financial relief to over 300,000 Scotiabank customers across $60 billion in lending products, including support to our retail, small business and commercial banking customers. Several new digital banking solutions were introduced to support customers, including an online application process for Canadian Emergency Business Account and direct deposit for customers eligible for the Canadian Emergency Response Benefit and Canadian Emergency Wage Subsidy to receive government relief funds faster.

International Banking delivered adjusted earnings of $197 million. The International Banking segment has processed over 2 million Customer Assistance Program applications to date. Our digital capabilities in the Pacific Alliance resulted in approximately 80% of Customer Assistance Program applications enrolled via digital omnichannel tools, more than 140,000 customers adopted our digital banking solutions and digital transactions increased by 50%.

(1)	Refer to Non-GAAP Measures section on page 3.
(2)	Refer to page 51 of the Second Quarter 2020 Report to Shareholders.

Scotiabank Second Quarter Press Release 2020 1

Global Wealth Management reported adjusted earnings of $314 million, an increase of 4% over the same period last year. Global Wealth Management’s diversified funds and portfolio solutions outperformed market benchmarks and industry peers this quarter – demonstrating strong investment performance despite challenging market conditions and substantial volatility in equity markets. This quarter saw record results for both new client account openings and trading volumes in Scotia iTRADE. The business also benefitted from positive investment flows and loan growth across Scotiabank’s wealth management businesses.

Global Banking and Markets reported earnings of $523 million, up 25% over the same period last year. This quarter included strong performance by our fixed income business in a volatile environment. To help clients weather the crisis, Global Banking and Markets helped arrange close to $300 billion in financings for clients while acting as an important source of liquidity to support their businesses.

The Bank reported a Common Equity Tier 1 capital ratio of 10.9% and a liquidity coverage ratio of 132%. Our strong levels of capital and liquidity continue to protect the Bank in times of uncertainty.

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Financial Results

Reported Results	For the three months ended			For the six months ended
(Unaudited)($ millions)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Net interest income	$4,417	$4,392	$4,193	$8,809	$8,467
Non-interest income	3,539	3,749	3,610	7,288	6,940

Total revenue	7,956	8,141	7,803	16,097	15,407
Provision for credit losses	1,846	926	873	2,772	1,561
Non-interest expenses	4,363	4,418	4,046	8,781	8,217
Income tax expense	423	471	625	894	1,123

Net income	$1,324	$2,326	$2,259	$3,650	$4,506

Net income attributable to non-controlling interests in subsidiaries	15	39	70	54	181

Net income attributable to equity holders of the Bank	$1,309	$2,287	$2,189	$3,596	$4,325
Preferred shareholders and other equity instrument holders	66	25	64	91	93
Common shareholders	$1,243	$2,262	$2,125	$3,505	$4,232

Earnings per common share (in dollars)
Basic	$1.03	$1.86	$1.74	$2.89	$3.46
Diluted	$1.00	$1.84	$1.73	$2.84	$3.44

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section in the Second Quarter 2020 Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1) Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, Global Wealth Management and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The (gain)/loss on the divestitures is recorded in the Other segment, and relates to the following divestitures:

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Insurance and pension operations in Dominican Republic (closed Q2, 2019)

2) Allowance for credit losses (ACL) – Additional Scenario – The Bank modified its ACL measurement methodology in Q1, 2020 by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit

Scotiabank Second Quarter Press Release 2020 3

losses of $155 million which was recorded in Canadian Banking, Global Wealth Management, International Banking and Global Banking and Markets operating segments.

3) Derivative Valuation Adjustment – The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million in Q1, 2020. This charge was recorded in the Global Banking and Markets and Other operating segments.

4) Impairment charge on software asset – The Bank recorded an impairment loss in the Other operating segment of $44 million pre-tax in Q1, 2020, related to one software asset.

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2020	January 31 2020	April 30 2019	April 30 2020	April 30 2019
Reported Results
Net interest income	$4,417	$4,392	$4,193	$8,809	$8,467
Non-interest income	3,539	3,749	3,610	7,288	6,940

Total Revenue	7,956	8,141	7,803	16,097	15,407
Provision for credit losses	1,846	926	873	2,772	1,561
Non-interest expenses	4,363	4,418	4,046	8,781	8,217

Income before taxes	1,747	2,797	2,884	4,544	5,629
Income tax expense	423	471	625	894	1,123

Net income	$1,324	$2,326	$2,259	$3,650	$4,506
Net income attributable to non-controlling interests in subsidiaries (NCI)	15	39	70	54	181

Net income attributable to equity holders	$1,309	$2,287	$2,189	$3,596	$4,325

Net income attributable to common shareholders	$1,243	$2,262	$2,125	$ 3,505	$4,232

Diluted earnings per share (in dollars)	$ 1.00	$ 1.84	$ 1.73	$ 2.84	$3.44

Adjustments
Acquisition-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$—	$151	$—	$151
Integration costs(2)	41	76	25	117	56
Amortization of Acquisition-related intangible assets, excluding software(2)	27	27	28	54	58

Acquisition-related costs	68	103	204	171	265
Allowance for credit losses—Additional scenario(1)	—	155	—	155	—
Derivatives valuation adjustment(3)	—	116	—	116	—
Net (gain)/loss on divestitures(4)	—	(262)	(173)	(262)	(173)
Impairment charge on software asset(2)	—	44	—	44	—

Adjustments (Pre-tax)	68	156	31	224	92
Income tax expense/(benefit)	(21)	(138)	(27)	(159)	(44)

Adjustments (After tax)	47	18	4	65	48
Adjustment attributable to NCI	(7)	(48)	(45)	(55)	(50)

Adjustments (After tax and NCI)	$40	$(30)	$(41)	$10	$(2)

Adjusted Results
Net interest income	$4,417	$4,392	$4,193	$8,809	$8,467
Non-interest income	3,539	3,597	3,437	7,136	6,767

Total revenue	7,956	7,989	7,630	15,945	15,234
Provision for credit losses	1,846	771	722	2,617	1,410
Non-interest expenses	4,295	4,265	3,993	8,560	8,103

Income before taxes	1,815	2,953	2,915	4,768	5,721
Income tax expense	444	609	652	1,053	1,167

Net income	$1,371	$2,344	$2,263	$3,715	$4,554
Net income attributable to NCI	22	87	115	109	231

Net income attributable to equity holders	$1,349	$2,257	$2,148	$3,606	$4,323

Net income attributable to common shareholders	$1,283	$2,232	$2,084	$ 3,515	$4,230

Adjusted diluted earnings per share (in dollars)	$ 1.04	$ 1.83	$ 1.70	$ 2.87	$3.44

Impact of adjustments on diluted earnings per share (in dollars)	$ 0.04	$(0.01)	$(0.03)	$ 0.03	$—

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.
(3)	Recorded in non-interest income.
(4)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended April 30, 2020
Reported net income	$477	$185	$304	$523	$(165)	$1,324
Total adjustments (after tax)	4	31	12	—	—	47

Adjusted net income	$481	$216	$316	$523	$(165)	$1,371

	For the three months ended January 31, 2020
Reported net income	$852	$582	$309	$372	$211	$2,326
Total adjustments (after tax)	56	117	12	79	(246)	18

Adjusted net income	$908	$699	$321	$451	$(35)	$2,344

	For the three months ended April 30, 2019
Reported net income	$819	$701	$298	$420	$21	$2,259
Total adjustments (after tax)	4	130	11	—	(141)	4

Adjusted net income	$823	$831	$309	$420	$(120)	$2,263

	For the six months ended April 30, 2020
Reported net income	$1,329	$767	$613	$895	$46	$3,650
Total adjustments (after tax)	60	148	24	79	(246)	65

Adjusted net income	$1,389	$915	$637	$974	$(200)	$3,715

	For the six months ended April 30, 2019
Reported net income	$1,680	$1,529	$575	$755	$(33)	$4,506
Total adjustments (after tax)	8	157	24	—	(141)	48

Adjusted net income	$1,688	$1,686	$599	$755	$(174)	$4,554

(1)	Refer to Business Segment Review in the Second Quarter 2020 Report to Shareholders.

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Business Segment Review

Reorganization of Business Segments

Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment. Prior period comparative information for Canadian Banking and International Banking has been restated to reflect this change.

The Bank will now publish financial information across five business segments including:

•	Canadian Banking (excluding Canadian Wealth Management)

•	International Banking (excluding International Wealth Management)

•	Global Wealth Management (including Canadian Wealth Management and International Wealth Management)

•	Global Banking and Markets; and

•	Other

Canadian Banking

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $477 million, compared to $819 million. Adjusted net income was $481 million, a decline of $342 million or 42%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and higher non-interest expenses, partly offset by higher net interest income driven by strong asset and deposit volume growth.

Q2 2020 vs Q1 2020

Net income attributable to equity holders declined $375 million or 44%. Adjusted net income declined by $427 million or 47%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and lower net interest income, partly offset by lower non-interest expenses.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $1,329 million, a decline of $351 million or 21%. Adjusted net income declined by $299 million or 18%. The decline was due primarily to higher provision for credit losses on performing loans, higher non-interest expenses and lower non-interest income, partly offset by higher net interest income driven by strong asset and deposit volume growth.

International Banking

Financial Performance on a Reported Basis

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $173 million, a decrease of $465 million, or 73%. Adjusted net income attributable to equity holders was $197 million, a decrease of $527 million or 73%. The decline was due largely to higher provision for credit losses and the impact of divested operations.

Q2 2020 vs Q1 2020

Net income attributable to equity holders decreased by $345 million or 67%. Adjusted net income attributable to equity holders decreased $418 million or 68%. The decline was due largely to higher provision for credit losses, the impact of divested operations and the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders decreased by $668 million or 49%. Adjusted net income attributable to equity holders decreased $655 million or 45%. The decline was due largely to higher provision for credit losses and the impact of divested operations.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to “non-GAAP” measures section in the Second Quarter 2020 Report to Shareholders).The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

6 Scotiabank Second Quarter Press Release 2020

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $173 million, a decrease of $440 million, or 72%. Adjusted net income attributable to equity holders was $197 million, a decrease of $496 million or 72%, due largely to higher provision for credit losses and the impact of divested operations.

Q2 2020 vs Q1 2020

Net income attributable to equity holders decreased by $341 million or 66%. Adjusted net income attributable to equity holders decreased $412 million or 68%. This was due largely to higher provision for credit losses and the impact of divested operations. The remaining decline was due to the benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) last quarter.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders decreased by $657 million or 49%. Adjusted net income attributable to equity holders decreased $636 million or 44%, due largely to higher provision for credit losses and the impact of divested operations.

Global Wealth Management

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $302 million, an increase of $10 million or 3%. Adjusted net income increased to $314 million, up 3%. This growth is due primarily to higher brokerage fees and net interest income partially offset by the impact of divestitures. The impact of divested operations reduced earnings growth by 4%.

Q2 2020 vs Q1 2020

Net income attributable to equity holders declined $4 million or 1%. Adjusted net income declined by $4 million or 1% due to lower fee-based revenue from market depreciation, partly offset by lower volume related expenses. The prior quarter benefit of one additional month of earnings from the Alignment of the reporting period of Mexico with the Bank (“Alignment of reporting period”) impacted earnings growth by 2%.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $608 million, an increase of $43 million or 8%. Adjusted net income increased to $632 million, up 7%. This growth is due primarily to higher fee income partially offset by higher non-interest expenses. The impact of divested operations and the Alignment of reporting period reduced earnings growth by 2%.

Global Banking and Markets

Q2 2020 vs Q2 2019

Net income attributable to equity holders was $523 million, an increase of $103 million or 25%. Higher net-interest income, non-interest income and the favourable impact of foreign currency translation was partly offset by higher provision for credit losses and higher non-interest expenses.

Q2 2020 vs Q1 2020

Net income attributable to equity holders increased by $151 million or 41%. Adjusted net income attributable to equity holders increased by $72 million or 16%. This was due mainly to higher net-interest income and non-interest income, and lower non-interest expenses, partly offset by higher provision for credit losses.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $895 million, an increase of $140 million or 19%. Adjusted net income attributable to equity holders was $974 million, an increase of $219 million or 29%. This was due to higher non-interest income, partly offset by higher provision for credit losses and higher non-interest expenses.

Other

Q2 2020 vs Q2 2019

Net loss attributable to equity holders was $166 million, compared to a net gain of $20 million in the same period last year. Adjusted net loss attributable to equity holders declined by $44 million. This was driven mainly by the metals business charges of $212 million and

Scotiabank Second Quarter Press Release 2020 7

incremental costs from COVID-19. This was partly offset by higher net interest income from asset/liability management activities, as well as gains on sale of investment securities.

Q2 2020 vs Q1 2020

Net loss attributable to equity holders was $166 million, a decrease of $405 million. Adjusted net loss attributable to equity holders decreased by $131 million, driven mainly by metals business charges of $212 million and incremental costs from COVID-19. Net interest income benefitted from higher contributions from asset/liability management activities, while non-interest income was higher due to gains on sale of investment securities.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

Net income attributable to equity holders was $73 million, compared to a net loss of $34 million. Adjusted net loss attributable to equity holders was $201 million, a decrease of $25 million, driven mainly by metals business charges of $232 million and incremental costs from COVID-19. The segment results benefitted from higher net interest income from asset/liability management activities, as well as gains on sale of investment securities.

Credit risk

Provision for credit losses

Q2 2020 vs Q2 2019

The provision for credit losses was $1,846 million, compared to $873 million, an increase of $973 million or 111%. Adjusted provision for credit losses increased $1,124 million, or 156%. The provision for credit losses ratio increased 58 basis points to 119 basis points, and adjusted provision for credit losses ratio increased by 68 basis points.

Provision on impaired loans was $870 million, compared to $700 million, an increase of $170 million or 24%, due primarily to higher retail provisions in line with organic growth and unfavourable macroeconomic environment as well as higher provisions in Canadian commercial banking portfolios and Global Banking and Markets. The provision for credit losses ratio on impaired loans increased seven basis points to 56 basis points.

Provision on performing financial instruments was $976 million, compared to $173 million, an increase of $803 million. Adjusted provision on performing loans increased $954 million, of which $679 million related to retail, driven by unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts. Commercial and Corporate performing loan provisions increased $275 million driven by the unfavourable macroeconomic outlook and the decline in oil prices that impacted the Energy sector globally.

Q2 2020 vs Q1 2020

The provision for credit losses was $1,846 million, compared to $926 million, an increase of $920 million. Adjusted provision for credit losses increased $1,075 million, or 139%. The provision for credit losses ratio increased 58 basis points to 119 basis points, and adjusted provision for credit losses ratio increased by 68 basis points.

Provision on impaired loans was $870 million, an increase of $35 million or 4%. Adjusted provision on impaired loans increased $68 million or 8%, due primarily to higher provisions in Canadian Banking and International commercial portfolios. The provision for credit losses ratio on impaired loans was 56 basis points, an increase of one basis point, while adjusted provision for credit losses ratio increased by three basis points.

Provision on performing financial instruments was $976 million, compared to $91 million, an increase of $885 million. Adjusted provision on performing loans increased $1,007 million, of which $714 million related to retail, due primarily to the unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts. Commercial and Corporate performing loan provisions also increased $293 million driven by the unfavourable macroeconomic outlook and lower oil prices that impacted the Energy sector globally.

Year-to-date Q2 2020 vs Year-to-date Q2 2019

The provision for credit losses was $2,772 million, compared to $1,561 million, an increase of $1,211 million. Adjusted provision for credit losses was $2,617 million, compared to $1,410 million, an increase of $1,207 million or 86%. The provision for credit losses ratio increased 36 basis points to 90 basis points and increased 36 basis points to 85 basis points on an adjusted basis.

The provision for credit losses on impaired loans was $1,705 million, an increase of $326 million. Adjusted provision for credit losses on impaired loans was $1,672 million, an increase of $293 million or 21% due primarily to higher retail provisions in line with organic growth and higher provisions in Canadian commercial banking portfolios and Global Banking and Markets. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of seven basis points. Adjusted provision for credit losses ratio on impaired loans increased by six basis points to 54 basis points.

Provision on performing loans was $1,067 million, compared to $182 million. Adjusted provision for performing loans was $945 million, compared to $31 million, an increase of $914 million, of which $660 million related to retail, due primarily to the unfavourable macroeconomic outlook, mainly from higher unemployment and lower GDP forecasts. Commercial and Corporate performing loan

8 Scotiabank Second Quarter Press Release 2020

provisions increased by $254 million due to the unfavourable macroeconomic outlook and lower oil prices that impacted the Energy sector globally.

Allowance for credit losses

The total allowance for credit losses as at April 30, 2020 was $6,079 million. The allowance for credit losses for loans was $6,005 million, up $984 million from the prior quarter and $928 million from October 31, 2019. The increase was due primarily to higher retail and commercial loan provisions which were driven by an unfavourable macroeconomic outlook related mainly to higher unemployment, lower GDP and unfavourable market conditions in the Oil & Gas sector globally. This was partly offset by the impact of foreign currency translation. The increase from Q4, 2019 was also due to impact of the alternate scenario partially offset by divestitures.

The allowance on impaired loans increased to $1,643 million from $1,533 million last quarter and $1,595 million as at October 31, 2019 due primarily to higher provisions in International Retail and higher provisions in Canadian and International commercial banking portfolios. The allowance against performing loans was higher at $4,362 million compared to $3,488 million as at January 31, 2020 and $3,482 million as at October 31, 2019 due primarily to higher retail and commercial provisions for loans driven by unfavourable macroeconomic outlook, mainly for unemployment and GDP, and unfavourable market conditions in the Oil & Gas sector globally.

Impaired loans

Gross impaired loans increased to $5,120 million as at April 30, 2020, from $4,770 million last quarter, due primarily to new formations in commercial and corporate portfolios. The gross impaired loan ratio was 78 basis points as at April 30, 2020, an increase of one basis point from last quarter.

Net impaired loans in Canadian Banking were $814 million as at April 30, 2020, an increase of $74 million from January 31, 2020 due primarily to new formations in Commercial banking. International Banking’s net impaired loans were $2,406 million as at April 30, 2020, an increase of $107 million from January 31, 2020, mainly due to new formations in Commercial Banking partially offset by higher retail allowance. In Global Banking and Markets, net impaired loans were $230 million as at April 30, 2020, an increase of $56 million from January 31, 2020 due mainly to new formation in one account in the Energy sector. In Global Wealth Management, net impaired loans were $23 million as at April 30, 2020, an increase of $3 million from January 31, 2020. Net impaired loans as a percentage of loans and acceptances were 0.53% as at April 30, 2020, an increase of one basis point from 0.52% from last quarter.

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 10.9% at April 30, 2020, a decrease of approximately 50 basis points from the prior quarter, due primarily to internal generation which was more than offset by higher drawn balances in corporate and commercial lending, counterparty credit risk and credit valuation adjustment risk-weighted assets. The CET1 ratio also benefited 10 basis points from OSFI’s transitional adjustment for the partial add back of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their baseline levels as at January 31, 2020.

The Bank’s Tier 1 and Total capital ratios were 11.9% and 14.0%, respectively, a decrease of approximately 60 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Leverage ratio was 4.4% at April 30, 2020, an increase of approximately 40 basis points from the prior quarter, due primarily to OSFI’s temporary Leverage ratio exclusions for central bank reserves and sovereign-issued securities, which were partly offset by growth in the Bank’s consolidated assets.

As at April 30, 2020, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

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Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

10 Scotiabank Second Quarter Press Release 2020

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 26, 2020, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7923431# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 26, 2020, to June 25, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1876632#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Second Quarter Press Release 2020 11

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION

Steven Hung	Clancy Zeifman
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 933-8774	(416) 933-1864

12 Scotiabank Second Quarter Press Release 2020